1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC May 2011 Sales Report
Hsinchu, Taiwan, R.O.C. — June 10, 2011 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for May 2011: On an unconsolidated basis, net sales were approximately NT$35.96 billion, a decrease of 0.7 percent over April 2011 and an increase of 6.3 percent over May 2010. Revenues for January through May 2011 totaled NT$174.74 billion, an increase of 12.2 percent compared to the same period in 2010.
On a consolidated basis, net sales for May 2011 were approximately NT$ 36.71 billion, a decrease of 1.1 percent over April 2011 and an increase of 5.4 percent over May 2010. Revenues for January through May 2011 totaled NT$179.21 billion, an increase of 11.4 percent compared to the same period in 2010.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease)%
May	35,961	33,839	6.3
January through May	174,740	155,697	12.2

*	Year 2011 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease)%
May	36,709	34,819	5.4
January through May	179,213	160,815	11.4

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
June 10, 2011
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May, 2011.
1) Sales volume (in NT$ million)

Period	Items	2011	2010
May	Net sales	35,961	33,839
Jan.-May	Net sales	174,740	155,697
2) Funds lent to other parties (in NT$ million)

	Limit of lending	May	Bal. as of period end
TSMC’s subsidiaries	32,341	—	7,175
3) Endorsements and guarantees : None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	2,535,988	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(4,393)	—	—	—		—	—
	Unrealized Profit/Loss	—	3,441	—	—	—		—	—
Expired Contracts	Notional Amount	—	59,881,937	40,111,821	—	—	—	—	—
	Realized Profit/Loss	—	(108,740)	(157,362)	—	—		—	—
Equity price linked product (Y/N)		—	N	N	—		—		—
     TSMC’s subsidiary — TSMC Partners
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	4,673,672	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(6,447)	—	—	—		—	—
	Unrealized Profit/Loss	—	(6,447)	—	—	—		—	—
Expired Contracts	Notional Amount	—	11,285,938	—	—	—	—	—	—
	Realized Profit/Loss	—	(12,511)	—	—	—		—	—
Equity price linked product (Y/N)		—	N	—	—		—		—
     TSMC’s subsidiary — TSMC China
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	5,802,827	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(25,662)	—	—	—		—	—
	Unrealized Profit/Loss	—	(26,388)	—	—	—		—	—
Expired Contracts	Notional Amount	—	6,299,674	—	—	—	—	—	—
	Realized Profit/Loss	—	(25,283)	—	—	—		—	—
Equity price linked product (Y/N)		—	N	—	—		—		—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 10, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer